# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 235 YORKLAND BLVD., SUITE 900, TORONTO, Ontario Canada (A6), M2J4Y8
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-003846
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 101,748; shared voting power 0; sole dispositive power 101,748; shared dispositive power 0; aggregate amount beneficially owned 101,748 (4.9% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 1,859,123 shares of Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered offering as described in the Issuer's filings with the Securities and Exchange Commission, and excludes 115,612 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person, subject to the 4.99% blocker (defined below).
  
  Pursuant to the terms of the warrants as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2025, the Reporting Person cannot exercise any of the warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the Issuer's outstanding Common Stock (the "4.99% Blocker").

## Item 1. Issuer
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 YORKLAND BLVD. SUITE 900 TORONTO A6 M2J4Y8

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 101,748
Percent of class: 4.9 %
Sole power to vote or to direct the vote: 101,748
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 101,748
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (06/11/2025)